                                            ------------------------------
                                                   OMB APPROVAL
              UNITED STATES                 ------------------------------
   SECURITIES AND EXCHANGE COMMISSION       OMB Number:  3235-0145
         Washington, D.C.  20549            Expires:   August 31, 1999
                                            Estimated average burden
                                            hours per form . . . . 14.90
              SCHEDULE 13D                  ------------------------------



                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                              Trex Company, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  89531P 10 5
            -------------------------------------------------------
                                (CUSIP Number)

                             Roger A. Wittenberg,
                 20 South Cameron Street, Winchester, VA 22601
                 ---------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 13, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                        ---------------------------
CUSIP No. 89531P 10 5                             Page   2   of   4   Pages
-------------------------                        ---------------------------

1              NAME OF REPORTING PERSON
               ROGER A. WITTENBERG

-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
               N/A                                                     (b)  [ ]
-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS*
               PF
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)                                           [ ]
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
-------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  2,137,600

       NUMBER OF        -------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY                -0-
        OWNED BY
          EACH          -------------------------------------------------------
       REPORTING               9  SOLE DISPOSITIVE POWER
         PERSON                   2,137,600
          WITH
                        -------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  -0-

-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,137,600

-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.8%

-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN

-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                        ---------------------------
CUSIP No. 89531P 10 5                             Page   3   of   4   Pages
-------------------------                        ---------------------------


Item 1.  Security and Issuer
         -------------------

         This statement relates to the Common Stock, par value $.01 (the
"Common Stock"), of Trex Company, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 20 South Cameron Street, Winchester, Virginia 22601.

Item 2.  Identity and Background
         -----------------------

         This statement is being filed by Roger A. Wittenberg (the "Reporting Person"). The Reporting Person's principal occupation is Executive Vice President of Technical Operations of the Company and his business address is 20 South Cameron Street, Winchester, Virginia 22601.

         During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The Reporting Person purchased 100 shares of Common Stock at a purchase price of $10.25 per share in the initial public offering of the Common Stock (the "Initial Public Offering") as described in Item 5 below. The funds used to purchase these shares came from available cash on hand. On April 7, 1999, immediately following the pricing of the Initial Public Offering, the Reporting Person exchanged certain limited liability company interests in TREX Company, LLC, the Company's parent immediately prior the Initial Public Offering, for 2,137,500 shares of Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Person has acquired the Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person has entered into an agreement (as described in Item 6 below) with the underwriters for the Initial Public Offering pursuant to which the Reporting Person has agreed that, for a one hundred eighty (180)-day period commencing on April 7, 1999, he will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

         Except as described in this Schedule 13D report, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,137,600 shares of Common Stock, which represent approximately 15.8% of the shares of Common Stock outstanding on April 13, 1999, the date of the closing of the Initial Public Offering (including the shares of Common Stock sold in the Initial Public Offering). Of such amount, 2,137,500 shares of Common Stock were issued by the Company to the Reporting Person immediately prior to the Initial Public Offering.

-------------------------                        ---------------------------
CUSIP No. 89531P 10 5                             Page   4   of   4   Pages
-------------------------                        ---------------------------


         (b) The number of shares of Common Stock as to which the Reporting Person has

         (i)    sole power to vote or direct the vote is             2,137,600

         (ii)   shared power to vote or direct the vote is                   0

         (iii)  sole power to dispose or direct the disposition is   2,137,600

         (iv)   shared power to dispose or direct the disposition is         0


         (c) The Reporting Person purchased 100 shares of Common Stock at $10.25 in the Initial Public Offering. On April 7, 1999, immediately following the pricing of the Initial Public Offering, the Reporting Person exchanged certain limited liability company interests in TREX Company, LLC, the Company's parent immediately prior to the Initial Public Offering, for 2,137,500 shares of Common Stock. Except for the purchase and exchange transactions described above, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

         In connection with the Initial Public Offering, the Reporting Person entered into an agreement (the "Lock-up Agreement") with the underwriters for the Initial Public Offering pursuant to which the Reporting Person has agreed generally that, for a one hundred eighty (180)-day period commencing on April 7, 1999, he will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

         The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement which is filed as an exhibit to this Schedule and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         1. Lock-up Agreement from Roger A. Wittenberg to J.C. Bradford & Co. Inc. dated April 13, 1999.


Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 23, 1999

/s/ Roger A. Wittenberg
-----------------------

ROGER A. WITTENBERG
EXECUTIVE VICE PRESIDENT
OF TECHNICAL OPERATIONS